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                               August 16, 2022

       Linjun Guo
       Chief Executive Officer
       Golden Star Acquisition Corporation
       99 Hudson Street, 5th Floor
       New York, New York 10013

                                                        Re: Golden Star
Acquisition Corporation
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed July 26, 2022
                                                            File No. 333-261569

       Dear Mr. Guo:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 4, 2022 letter.

       Amendment No. 1 to Registration Statement on Form S-1 filed July 26,
2022

       Cover Page

   1. We note the disclosure your sponsor and a majority of your executive officers and directors are located
in, or have significant ties to, China. Please clearly disclose whether the sponsor is located
in China.
   2. We partially reissue comment 1. Please revise to describe the legal and operational risks associated with your
sponsor being located in China and the majority of your officers and directors being based
in or having significant ties to China. Your disclosure should address how recent
statements and regulatory actions by China   s government, such as
                                                        those related to data
security or anti-monopoly concerns, has or may impact the
 Linjun Guo
FirstName
Golden StarLastNameLinjun  Guo
            Acquisition Corporation
Comapany
August 16, NameGolden
           2022         Star Acquisition Corporation
August
Page 2 16, 2022 Page 2
FirstName LastName
         company   s ability to conduct its business, accept foreign
investments, or list on an U.S. or
         other foreign exchange.
3. We note the disclosure that you "affirmatively exclude as an initial business combination target any company with financial statements audited by an accounting firm that the
         PCAOB is unable to inspect for two consecutive years." Please clarify what you mean by this statement and how you will guarantee compliance with this requirement.
4. Please disclose the risks that your sponsor being located in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-
         references to the more detailed discussion of these risks. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your common stock. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
Summary, page 1

5. In your summary of risk factors, disclose the risks that your sponsor being located in
         China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references for each of these risks to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale.
         Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
6. Disclose each permission that you are currently required to obtain from Chinese authorities to operate and issue securities to foreign investors, based upon the sponsor being located in China. State affirmatively whether you have received all requisite permissions and whether any permissions have been denied. State whether you may be covered by permissions requirements from the China Securities Regulatory Commission
 Linjun Guo
Golden Star Acquisition Corporation
August 16, 2022
Page 3
         (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve your operations. Also describe the consequences to you and your investors if you: (i) do not receive or maintain such permissions or approvals, (ii)
         inadvertently conclude that such permissions or approvals are not required, or (iii)
         applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.
Risk Factors, page 34

7.       We note your risk factor on page 44 that if your warrants, which management has
         determined should be treated as equity, are classified as a liability, you will have to incur significant expense in valuing such liabilities. These statements appear to qualify the accounting treatment of the warrants. Please tell us how this disclosure is appropriate in light of the audit report that states the financial statements are the responsibility of management and in which your auditor opines that the financial statements present fairly, in all material respects, your financial position and the results of your operations and cash flows in conformity with accounting principles generally accepted in the United States of
         America. Finally, please tell us why the accounting for the warrants determines the terms and conditions of the warrants.
8. We note disclosure on page 40 that your sponsor, directors, officers, advisors and their affiliates may purchase shares from public stockholders for the purpose of voting those shares in favor of a proposed business combination, thereby increasing the likelihood of the completion of the combination. Please explain how such purchases would comply with the requirements of Rule 14e-5 under the Exchange Act. Refer to Tender Offer
         Rules and Schedules Compliance and Disclosure Interpretation 166.01 for guidance.
9.       Given the Chinese government   s significant oversight and discretion
over the conduct of
         your business, due to the location of the sponsor in China, please revise to separately highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your common stock. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
Risks Related to Acquiring or Operating Businesses in the PRC, page 62 FirstName LastNameLinjun Guo
10. We note your response to comment 9. Please update your disclosure on pages 63-64 to
Comapany    NameGolden
       reflect            Star Acquisition
               that the Commission adoptedCorporation
                                           amendments to finalize rules
implementing the
AugustHFCA     Act.
        16, 2022  Page 3
FirstName LastName
 Linjun Guo
FirstName
Golden StarLastNameLinjun  Guo
            Acquisition Corporation
Comapany
August 16, NameGolden
           2022         Star Acquisition Corporation
August
Page 4 16, 2022 Page 4
FirstName LastName
11. We note your response to comment 10. Please expand your disclosure on pages 69-70 to address any impact PRC law or regulation may have on the cash flows associated with the business combination, including shareholder redemption rights. Principal Shareholders, page 123

12. We note the disclosure in footnote 4 that Mr. Guo has voting and dispositive control over the sponsor, G-Star Management Corporation. Please revise the beneficial ownership table to reflect Mr. Guo's beneficial ownership of the shares held by the sponsor. See Item
         403 of Regulation S-K.
General

13. We note your disclosure on pages 7, 71, and 138 regarding difficulties in effecting service of legal process. Please revise your disclosure to include a separate section on
         Enforcement of Civil Liabilities to discuss the enforcement risks related to civil liabilities due to your officers and directors being located in or having significant ties to China or
         Hong Kong. Please clearly identify those officers and directors who are located outside of the United States. Please disclose that it will be more difficult to enforce liabilities and enforce judgments on those individuals. For example, revise to discuss the limitations on investors being able to effect service of process and enforce civil liabilities in China, lack of reciprocity, and cost and time constraints. Also, please revise the risk factor to contain disclosures consistent with the separate section.
14. We note your response to comment 14. However, we also note that your disclosure on page 111 and page 133 continues to state the warrants will become exercisable on the later of the completion of your initial business combination or 9 months from the date of the prospectus. Please revise as appropriate.
       Please contact Benjamin Holt at 202-551-6614 or Pam Howell at 202-551-3357 with any questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of Real
Estate & Construction
cc:      Robert C. Brighton, Jr.